

July 29, 2011

Via E-mail
Mr. Eamonn O'Hare
Chief Financial Officer
Virgin Media Inc.
909 Third Avenue, Suite 2863
New York, NY 10022

   Re: Virgin Media Inc.
     Form 10-K for the fiscal year ended December 31, 2010
     Filed February 22, 2011
     File No. 000-50886

Dear Mr. O'Hare:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/Terry French for

        Larry Spirgel
        Assistant Director

cc: Via E-mail to
  Mr. Robert Gale
  Principal Accounting Officer